

May 22, 2014

Via E-mail
Terry D. McCallister
Chairman and Chief Executive Officer
WGL Holdings, Inc.
Washington Gas Light Company
101 Constitution Avenue, N.W.
Washington, D.C. 20080

      Re: WGL Holdings, Inc.
               Washington Gas Light Company
               Form 10-K for Fiscal Year Ended September 30, 2013
               Filed November 20, 2013
               Form 10-Q for Fiscal Quarter Ended March 31, 2014
               Filed May 8, 2014
               File Nos. 1-16163 and 0-49807

Dear Mr. McCallister:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013

1. We note that your investment in ADS Solar is accounted for using the hypothetical liquidation at book value method. Please tell us your consideration of disclosing the rights and priorities of the partners, including the key provisions of the partnership agreement that govern how the partnership's assets are distributed to investors which form the basis for your application of the HLBV method. Please also tell us your consideration of providing similar disclosure regarding your investment in Meade

Pipeline Co LLC disclosed on page 38 of your quarterly report on Form 10-Q for the quarter ended March 31, 2014. In addition, please tell us how you apply the HLBV method.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Part I. Financial Information, page (i)

Notes to Consolidated Financial Statements, page 12

Note 1. Accounting Policies, page 82
Storage Gas Valuation Methods, page 85

2. Please tell us your basis in GAAP for reversing prior-period lower-of-cost or market adjustments in light of the guidance in ASC 330-10-35-14 and ASC 270-10-45-6.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief